Exhibit 99.11

PRESS RELEASE

Renewables & Green Hydrogen:

TE H2, CIP, and A.P. Møller Capital Partner for a Large-Scale

Project in the Kingdom of Morocco

Paris/Rabat, October 28th, 2024 – Under the presidency of His Majesty King Mohammed VI of Morocco and His Excellency Emmanuel Macron, President of the French Republic, the government of the Kingdom of Morocco and TE H2, along with its partners, signed a Preliminary Contract for Land Reservation for the ‘Chbika’ project.

This agreement will allow TE H2, a joint venture between TotalEnergies and the EREN Group, together with the two Danish companies, Copenhagen Infrastructure Partners (CIP), through its Energy Transition Fund, and A.P. Møller Capital, through its Emerging Markets Infrastructure Fund, to launch the pre-FEED studies.

Located near the Atlantic coast in the Guelmim-Oued Noun region, the ‘Chbika’ project aims to build 1 GW of onshore solar and wind capacities that will power the production of green hydrogen through the electrolysis of desalinated seawater and its transformation into 200,000 tons per year of green ammonia for the European market. This project will constitute the first phase of a development program aimed at creating a world-scale green hydrogen production hub.

TE H2 and CIP will be responsible for the development of renewable energy production (solar, wind, green hydrogen, and its derivatives), while A.P. Møller Capital will develop the port and associated infrastructure. This contract, a first in Morocco, will highlight the country’s exceptional renewable potential and contribute to the economic development of the Kingdom.

Patrick Pouyanné, Chairman and CEO of TotalEnergies, stated: “I would like to thank the Moroccan authorities for awarding the ‘Chbika’ project and for the trust they have shown in our subsidiary TE H2 and our partners. This agreement is part of our strategy to develop production in countries with the most competitive renewable resources, such as Morocco. Thanks to its geographical proximity and the quality of its wind and solar resources, Morocco indeed has the best assets to become a major partner for Europe in achieving the goals of the Green Deal, and TotalEnergies aims to contribute to this ambition.”

David Corchia, CEO of TE H2, added: “The signing of this Preliminary Contract for Land Reservation is a decisive first step for the launch of our investment program in Morocco. It demonstrates our commitment to developing green hydrogen initiatives that support the country’s energy transition, industrialization and job creation. The Kingdom has the potential to supply affordable and clean energy to Europe while serving its own decarbonized industrial development. Our consortium is strong, our overall Moroccan plan is very ambitious, and I look forward to reinforcing further our collaboration with local authorities and stakeholders and pursuing the work on this promising project.”

Philip Christiani, partner at CIP, commented: “Morocco stands at the forefront of the global energy transition equipped with all the essential fundamentals to emerge as a key partner for Europe and the world in achieving net zero targets. At Copenhagen Infrastructure Partners, we’re extremely proud to be a part of this initiative with TEH2 and A.P. Møller Capital and to be selected for the development of the first green hydrogen project under the “Offre Maroc” framework.”

Kim Fejfer, CEO of A.P. Møller Capital, stated: We are proud to take this important step in the development of the green hydrogen industry in Morocco, building on the A.P. Møller Group’s long-standing history with the country. Developing competitive transport infrastructure is part of what we do and a fundamental part of green hydrogen value chains. We are looking forward to bringing this project forward in close collaboration with our strong consortium, Moroccan authorities and other stakeholders.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About TE H2

TE H2 is an 80/20 joint-venture formed by TotalEnergies and EREN Groupe, specialized in developing and structuring large-scale green hydrogen projects located in world-class sites benefitting from exceptional renewable resources, such as North Africa, Latin America, and Australia. TE H2 is made up of an expert team with extensive know-how in the development, construction and operation of wind and solar projects globally. By combining technical expertise and experience, TE H2 aims to deliver globally impactful renewable energy projects that provide affordable, sustainable, reliable, and accessible energy to as many people as possible.

About CIP

Founded in 2012, CIP today is the world’s largest dedicated fund manager within greenfield renewable energy investments and a global leader in offshore wind. The funds managed by CIP focus on investments in offshore and onshore wind, solar PV, biomass and energy-from-waste, transmission and distribution, reserve capacity, storage, advanced bioenergy, and Power-to-X. CIP’s Energy Transition Fund I (CI ETF I) is the largest dedicated greenfield green hydrogen fund worldwide.

CIP manages 12 funds and has to date raised approximately EUR 31 billion for investments in energy and associated infrastructure from more than 180 international institutional investors. CIP has approximately 500 employees and 14 offices around the world.

About A.P. Møller Capital

Established in 2017, A.P. Moller Capital is a value-add infrastructure manager, part of the A.P. Møller Group. A.P. Møller Capital draws on the Group’s reputation, relationships, expertise, and values to invest across the transportation and green energy sectors. A.P. Møller Capital’s team combines our industrial heritage with private equity competence and is supported by a network of global and local industry partners. A.P. Møller Capital manages two funds, including the Emerging Markets Infrastructure Fund II. A.P. Møller Capital is headquartered in Copenhagen and has offices in Dubai and Singapore.

TE H2 Contacts

Media Relations + 33 (0) 6 46 70 72 20 l lea.moreira@te-h2.com

Investor Relations +33 (0)1 47 44 46 46 l ir@totalenergies.com

A.P. Møller Capital Contact

Media Relations +971 (0) 55 588 6592 l melanie.beck@apmollercapital.com

Investor Relations +45 (0) 20 44 93 77 l peter.nielsen@apmollercapital.com

CIP Contacts

Media Relations – Simon Mehl Augustesen, +45 (0) 30 52 67 21 l siau@cip.com

Investor Relations – Thomas Kønig, +45 (0) 70 70 51 51 l cip@cip.com

Cautionary Note

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. No entity under this Press Release nor any of their subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.